                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                                  EXPEDIA, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    30212510
                                 (CUSIP Number)

                                 Carla S. Newell
                        c/o Technology Crossover Ventures
                                528 Ramona Street
                           Palo Alto, California 94301
                                 (650) 614-8200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                              Eleanor Cornish, Esq.
          Gunderson Dettmer Strough Villeneuve Franklin & Hachigan LLP
                               610 Lincoln Street
                                Waltham, MA 02451
                                 (781) 795-3554

                                February 4, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TCV IV, L.P.
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       4,060,305 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      4,060,305 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               4,060,305 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [X]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               8.02%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 654,008 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TCV IV STRATEGIC PARTNERS, L.P.
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       151,402 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      151,402 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               151,402 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [X]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               Less than 1%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 24,386 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       4,211,707 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      4,211,707 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               4,211,707 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                         [ ]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               8.32%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 678,394 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TCV III (GP)
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       4,355 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      4,355 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               4,355 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [X]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               Less than 1%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 701 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TCV III, L.P.
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       20,690 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      20,690 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               20,690 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [X]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               Less than 1%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into   3,332 shares of
    common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TCV III (Q), L.P.
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       549,924 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      549,924 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               549,924 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [X]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               1.09%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 88,578 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TCV III STRATEGIC PARTNERS, L.P.
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       24,903 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      24,903 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               24,903 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [X]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               Less than 1%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               PN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 4,011 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       599,872 SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                       -0- SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      599,872 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               599,872 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [ ]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               1.19%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               OO
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 96,622 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

               JAY C. HOAG
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                      4,823,499 SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     4,823,499 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               4,823,499 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [ ]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                9.53%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes options which can be immediately exercised into 10,000 shares of common stock and warrants which can be immediately exercised into 776,936 shares of common stock.

--------------------------------------------------------------------------------
  (1)     Name of Reporting Person

                RICHARD H. KIMBALL
--------------------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group         (a)   [ ]
                                                                   (b)   [X]
--------------------------------------------------------------------------------

  (3)     SEC Use Only

--------------------------------------------------------------------------------

  (4)     Source of Funds

               AF, OO
--------------------------------------------------------------------------------

  (5)     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                     [ ]

--------------------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               DELAWARE
--------------------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      -0- SHARES OF COMMON STOCK (A)
    Shares          ------------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
   Owned by                      4,811,579 SHARES OF COMMON STOCK
     Each           ------------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     4,811,579 SHARES OF COMMON STOCK (A)
                    ------------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 -0- SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               4,811,579 SHARES OF COMMON STOCK (A)
--------------------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [ ]
--------------------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               9.51%
--------------------------------------------------------------------------------

 (14)     Type of Reporting Person

               IN
--------------------------------------------------------------------------------

(A) Please see Item 5. Includes warrants exercisable into 775,016 shares of common stock.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Expedia, Inc., a Washington corporation ("Expedia" or the "Company"). The Company's principal executive offices are located at 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005.


ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership ("TCV IV"), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners IV"), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company ("Management IV"),
(4) TCV III (GP), a Delaware general partnership ("TCV III (GP)"), (5) TCV III, L.P., a Delaware limited partnership ("TCV III"), (6) TCV III (Q), L.P., a Delaware limited partnership ("TCV III (Q)"), (7) TCV III Strategic Partners, L.P., a Delaware limited partnership ("Strategic Partners III"), (8) Technology Crossover Management III, L.L.C.,a Delaware limited liability company ("Management III"), (9) Jay C. Hoag ("Mr. Hoag") and (10) Richard H. Kimball ("Mr. Kimball"). TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag and Mr. Kimball are sometimes collectively referred to herein as the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1 and is incorporated by reference herein.

TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III
(Q), Strategic Partners III and Management III are each principally engaged in the business of investing in securities of the Company and other companies. Management IV is the general partner of TCV IV and Strategic Partners IV. Management III is the general partner of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III. The address of the principal business and office of each of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III
(Q), Strategic Partners III and Management III is 528 Ramona Street, Palo Alto, California 94301.

Mr. Hoag and Mr. Kimball are the managing members of Management IV and Management III. Mr. Hoag and Mr. Kimball are each United States citizens, and the present principal occupation or employment of each is as a managing member of Management IV, Management III and related entities. The business address of each of Mr. Hoag and Mr. Kimball is 528 Ramona Street, Palo Alto, California 94301.

(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, TCV III (GP), TCV III, TCV III (Q), Strategic Partners III, Management III, Mr. Hoag or Mr. Kimball has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

TCV IV and Strategic Partners IV purchased the following shares of the Company's Common Stock in the open market (the "Market Shares"):

Name of Investor                     Date        Shares Acquired          Price per Share
----------------------              ------       ---------------          ----------------
TCV IV                              9/1/00           9,640                    $15.9375
Strategic Partners IV               9/1/00             360                    $15.9375
TCV IV                              9/5/00           4,820                    $15.9375
Strategic Partners IV               9/5/00             180                    $15.9375
TCV IV                              9/6/00          28,922                    $15.9375
Strategic Partners IV               9/6/00           1,078                    $15.9375
TCV IV                              9/7/00           9,641                    $15.9375
Strategic Partners IV               9/7/00             359                    $15.9375
TCV IV                            11/30/00           2,410                    $12.2500
Strategic Partners IV             11/30/00              90                    $12.2500

The source of funds for the acquisition of the Market Shares by TCV IV and Strategic Partners IV was from capital contributions from their respective partners.

Pursuant to the terms of an Amended and Restated Agreement and Plan of Recapitalization and Merger dated July 15, 2001 (the "Merger Agreement") by and among Expedia, USA Networks, Inc. and Microsoft Corporation (the "Merger"), each shareholder that owned Expedia Common Stock immediately prior to the effective time of the Merger, including TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III, received 0.1920 warrants (the "Merger Warrants") for each share of Expedia Common Stock owned at the time of the Merger at an exercise price of $52.00 per share. TCV IV, Strategic Partners IV, TCV

III(GP), TCV III, TCV III(Q) and Strategic Partners III received Merger Warrants exercisable for the number of shares of Expedia Common Stock listed below (the "Merger Shares"):


Name of Investor                 Merger Shares Acquired
----------------------           ----------------------
TCV IV                                  654,008
Strategic Partners IV                    24,386
TCV III (GP)                                701
TCV III                                   3,332
TCV III (Q)                              88,578
Strategic Partners III                    4,011

TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III did not pay any additional consideration for the Merger Warrants.

The Merger Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein.

Pursuant to a Common Stock Purchase Agreement dated June 25, 2000 (the "Purchase Agreement") by and among Expedia, on the one hand, and TCV IV and Strategic Partners IV (the "Investors"), on the other hand, Expedia issued to TCV IV and Strategic Partners IV warrants (each, a "Warrant" and collectively, the "Warrants"), at a price of $.01 per underlying share to purchase 580,609 and 21,650 shares (the "Warrant Shares"), respectively, of Common Stock at a per share exercise price of $16.604167. On September 17, 2001, the Investors exercised these Warrants. The exercise price was paid through the surrender of Common Stock underlying the Warrants (otherwise known as net exercise). The Warrants converted into 322,495 shares and 12,025 shares of Common Stock for TCV IV and Strategic Partners IV, respectively (the "Exercise Shares").

The source of funds for the acquisition of Exercise Shares by TCV IV and Strategic Partners IV was from the surrender of the Warrants.

The Purchase Agreement and Warrant are incorporated by reference and are listed as Exhibit 3 and Exhibit 4, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, exercise all or a portion of the Merger Warrants and may acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Market Shares, Merger Shares, Exercise Shares and/or Common Stock issued upon exercise of the Merger Warrants in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). As of the close of business on February 4, 2002, TCV IV, Strategic Partners IV, TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III direct ownership of Common Stock is as follows:

                                                                 Percentage of
Name of Investor               Number of Total Shares          Outstanding Shares
Outstanding Shares              (Including Warrants)         (Including Warrants)(a)
------------------             ----------------------        -----------------------
TCV IV                                 4,060,305                        8.02%
Strategic Partners IV                    151,402                 Less than 1%
TCV III (GP)                               4,355                 Less than 1%
TCV III                                   20,690                 Less than 1%
TCV III (Q)                              549,924                        1.09%
Strategic Partners III                    24,903                 Less than 1%

(a) All percentages in this table are based on the 50,619,000 shares of Common Stock of the Company outstanding, as reported in the Company's Form 10-K filed with the Securities and Exchange Commission on December 12, 2001.

Each of TCV IV and Strategic Partners IV has the sole power to dispose or direct the disposition of the Market Shares, Exercise Shares and Merger Warrants which it holds directly as well as the Merger Shares acquirable upon exercise of the Merger Warrants. Each of TCV IV and Strategic Partners IV has the sole power to direct the vote of its respective Market Shares and Exercise Shares, and will have the power to vote or direct the vote of the Merger Shares upon exercise of the Merger Warrants.

Management IV is the sole general partner of each of TCV IV and Strategic Partners IV and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Market Shares, Exercise Shares and Merger Warrants and Merger Shares which TCV IV and Strategic Partners IV would hold upon exercise of such Merger Warrants, and to direct the vote of the Market Shares and Exercise Shares as well as Merger Shares upon exercise of the Merger Warrants. Management IV disclaims beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to have the sole power to dispose or direct the disposition of the Market Shares, Exercise Shares and Merger Warrants held by TCV IV and Strategic Partners IV, as well as Merger Shares which TCV IV and Strategic Partners IV would own upon exercise of such Merger Warrants, and may be deemed to have the shared power to vote or direct the vote of the Market Shares and Exercise Shares as well as Merger Shares upon exercise of such Merger Warrants. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV IV and Strategic Partners IV except to the extent of their pecuniary interest therein.

Each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III has the sole power to dispose or direct the disposition of the Market Shares, Exercise Shares and Merger Warrants which it holds directly as well as the Merger Shares acquirable upon exercise of the Merger Warrants. Each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III has the sole power to direct the vote of its respective Market Shares and Exercise Shares, and will have the power to vote or direct the vote of the Merger Shares upon exercise of the Merger Warrants.

Management III is the sole general partner of each of TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III and in such capacity may be deemed to have the sole power to dispose or direct the disposition of the Market Shares, Exercise Shares and Merger Warrants as well as and Merger Shares which TCV III
(GP), TCV III, TCV III (Q) and Strategic Partners III would hold upon exercise of such Merger Warrants, and to direct the vote of the Market Shares and Exercise Shares, as well as the Merger Shares upon exercise of the Merger Warrants. Management III disclaims beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of its pecuniary interest therein.

Messrs. Hoag and Kimball are the managing members of Management III. Under the operating agreement of Management III, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management III to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the Market Shares, Exercise Shares and Merger Warrants held by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III as well as Merger Shares TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III would own upon exercise of such Merger Warrants, and may be deemed to have the shared power to vote or direct the vote of the Market Shares and Exercise Shares as well as Merger Shares upon exercise of such Merger Warrants. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by TCV III (GP), TCV III, TCV III (Q) and Strategic Partners III except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in Expedia but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c). Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 2 Amended and Restated Agreement and Plan of Recapitalization and Merger dated July 15, 2001 (incorporated by reference to Annex A to the Company's Amendment No. 1 to its Report on Form S-4 filed with the Securities and Exchange Commission on November 9, 2001).

Exhibit 3 Common Stock Purchase Agreement, dated June 25, 2000, among Expedia, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 4 Form of Warrant to Purchase Common Stock of Expedia, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of Expedia, Inc. filed on August 31, 2000).

Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated by reference from Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 21, 2002           TCV III (GP),
                         a Delaware General Partnership

                         By: Technology Crossover Management III, L.L.C.,
                             a Delaware Limited Liability Company,
                             Its Managing General Partner


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           TCV III, L.P.,
                         a Delaware Limited Partnership

                         By: Technology Crossover Management III, L.L.C.,
                             a Delaware Limited Liability Company,
                             Its General Partner


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           TCV III(Q), L.P.,
                         a Delaware Limited Partnership

                         By: Technology Crossover Management III, L.L.C.,
                             a Delaware Limited Liability Company,
                             Its General Partner


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2000           TCV III Strategic Partners, L.P.,
                         a Delaware Limited Partnership

                         By: Technology Crossover Management III, L.L.C., a Delaware Limited Liability Company,
                              Its General Partner


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           Technology Crossover Management III, L.L.C.,
                         a Delaware Limited Liability Company,


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           TCV IV, L.P.,
                         a Delaware Limited Partnership

                         By: Technology Crossover Management IV, L.L.C., a Delaware Limited Liability Company,
                              Its General Partner


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           TCV IV Strategic Partners, L.P.,
                         a Delaware Limited Partnership

                         By: Technology Crossover Management IV, L.L.C., a Delaware Limited Liability Company,
                              Its General Partner


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           Technology Crossover Management IV, L.L.C.,
                         a Delaware Limited Liability Company,


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           Jay C. Hoag


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

March 21, 2002           Richard H. Kimball


                         By: /s/ Carla S. Newell
                             -----------------------------------------------
                             Carla S. Newell, Attorney-in-Fact

                                  EXHIBIT INDEX




Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 2 Amended and Restated Agreement and Plan of Recapitalization and Merger dated July 15, 2001 (incorporated by reference to Annex A to the Company's Amendment No. 1 to its Report on Form S-4 filed with the Securities and Exchange Commission on November 9, 2001).

Exhibit 3 Common Stock Purchase Agreement, dated June 25, 2000, among Expedia, Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated by reference from Exhibit 2 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 4 Form of Warrant to Purchase Common Stock of Expedia, Inc., to be issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P. on the Closing Date (incorporated by reference from Exhibit 3 to the Schedule 13D relating to the common stock of Expedia filed on July 5, 2000).

Exhibit 5 Statement Appointing Designated Filer and Authorized Signatories dated February 22, 2000 (incorporated by reference from Exhibit 8 to the Schedule 13D relating to the common stock of Expedia, Inc. filed on August 31, 2000).

Exhibit 6 Statement Appointing Designated Filer and Authorized Signatories dated June 1, 2000 (incorporated by reference from Exhibit F to the Schedule 13G relating to the common stock of eLoyalty Corporation filed on June 5, 2000).